UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

Radius Health, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

750469207

(CUSIP Number)

BB Biotech AG

Ivo Betschart

Schwertstrasse 6

CH-8200 Schaffhausen, Switzerland

+41 44 267 67 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 750469207

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) BB Biotech AG
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%(1)
14.	Type of Reporting Person HC, CO

(1)

The percentage ownership is based on 47,600,500 shares of Common Stock outstanding as of June 3, 2022, as reported by Issuer in its Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 6, 2022.

Page 2 of 5 Pages

CUSIP No.: 750469207

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Biotech Target N.V.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Curacao

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%(1)
14.	Type of Reporting Person CO

(1)

The percentage ownership is based on 47,600,500 shares of Common Stock outstanding as of June 3, 2022, as reported by Issuer in its Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 6, 2022.

Page 3 of 5 Pages

Schedule 13D (Amendment No. 14)

EXPLANATORY NOTE: This Amendment No. 14 to Schedule 13D amends the statement on Schedule 13D relating to shares of common stock, $0.0001 par value (the “Common Stock”) of Radius Health, Inc. (the “Issuer”), initially filed by BB Biotech AG (“BB Biotech”) and Biotech Growth, N.V. (“Biotech Growth”) with the Securities and Exchange Commission (“SEC”) on June 3, 2011 (together with all amendments thereto, this “Schedule 13D”). The shares of the Common Stock previously held by Biotech Growth were held by Biotech Target N.V. (“Biotech Target”) until August 11, 2022. Both Biotech Growth and Biotech Target are wholly-owned subsidiaries of BB Biotech. As a result of tender offer and related merger reported in Item 4 below, on August 11, 2022, each of BB Biotech and Biotech Target (collectively, the “Reporting Persons”) ceased to be beneficial owners of any Common Stock of the Issuer. This Amendment No. 14 constitutes an exit filing for the Reporting Persons.

Each capitalized term used and not defined herein shall have the meaning assigned to such term in prior amendments to this Schedule 13D. Except as otherwise provided herein, each Item of this Schedule 13D remains unchanged.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented to add the following:

Pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”) dated June 23, 2022, by and among the Issuer, Ginger Acquisition, Inc. (“Parent”) and Ginger Merger Sub, Inc. (“Purchaser”), the Issuer merged with and into Purchaser on August 15, 2022, following a tender offer by Purchaser (the “Offer”) to purchase each outstanding share of Common Stock in exchange for (i) $10.00, in cash, without interest and less applicable tax withholdings, plus (ii) one contractual contingent value right, which represents the right to receive a contingent payment of $1.00 (without interest thereon) upon the satisfaction of certain conditions (collectively, the “Offer Price”). The Reporting Persons tendered all of their beneficially owned Common Stock into the Offer. After the expiration of the Offer, the Purchaser accepted all shares of Common Stock that were validly tendered and not validly withdrawn on August 11, 2022, and the Reporting Persons became entitled to receive the Offer Price per share. The number of shares of Common Stock tendered in the Offer satisfied the Minimum Condition (as defined in the Merger Agreement) and on August 15, 2022, following consummation of the Offer and pursuant to the Merger Agreement, the Purchaser merged with and into the Issuer.

Accordingly, as of August 11, 2022, the Reporting Persons ceased to be beneficial owners of any Common Stock.

Item 5. Interest in Securities of the Issuer

Items 5 is hereby amended and restated in its entirety as follows:

(a)

As a result of the tender offer and merger reported in Item 4 above, neither of the Reporting Persons owns any shares of Common Stock. To the best knowledge of BB Biotech and Biotech Target, no director or executive officer of BB Biotech or Biotech Target owns any shares of the Common Stock.

(b)	N/A

(c)

Except as set forth in Item 4 above, none of the Reporting Persons has effected any transaction in the Common Stock of the Issuer during the last 60 days. To the best knowledge of the Reporting Persons, no director or executive officer of BB Biotech and Biotech Target has effected any transaction in the Common Stock during the last 60 days.

(d)	N/A

(e)	Each of the Reporting Persons ceased to be a beneficial owner of more than five percent of the Common Stock on August 11, 2022.

Page 4 of 5 Pages

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit A	List of each executive officer and director of BB Biotech and Biotech Target and their respective name, business address, present principal occupation, and citizenship*

Exhibit B	Agreement regarding joint filing of Schedule 13D*

*	Previously filed as an exhibit to BB Biotech and Biotech Target’s Schedule 13D filed with the Securities and Exchange Commission on May 19, 2020.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BB Biotech AG

Date: August 29, 2022	By:	/s/ Martin Gubler
Signatory Authority
	Name:	Martin Gubler
	Title:	Signatory Authority

Date: August 29, 2022	By:	/s/ Ivo Betschart
Signatory Authority
	Name:	Ivo Betschart
	Title:	Signatory Authority

Biotech Target N.V.

Date: August 29, 2022	By:	/s/ Jan Bootsma
Signatory Authority
	Name:	Jan Bootsma
	Title:	Signatory Authority

Date: August 29, 2022	By:	/s/ Hugo van Neutegem
Signatory Authority
	Name:	Hugo van Neutegem
	Title:	Signatory Authority